September 15, 2009

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Dundee Corporation Form 40-F for the fiscal year ended December 31, 2008 File No. 0-25542
Dear Mr. Decker:

We are writing in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 40-F of Dundee Corporation (“Dundee” or the “Company”) for the fiscal year ended December 31, 2008, contained in your letter, dated June 8, 2009, to Ms. Joanne Ferstman who, at the time, held the position of Executive Vice-President, Chief Financial Officer and Corporate Secretary of Dundee.

For your convenience, the Staff’s comments have been reproduced below in italicized text and are followed by the Company’s responses to the comments in plain text.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2008

General

SEC Comment 1:
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings. Some of our comments refer to US GAAP literature. If your accounting under Canadian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Company Response 1:
Noted.

Exhibit 99.2

Notes to Consolidated Financial Statements, page 9

Note 3. Business Combinations, Dispositions and Reorganizations, page 20

SEC Comment 2:
In regards to DundeeWealth's acquisition of the 100% interest in DundeeWealth BHC from Dundee Corporation, we note that prior to November 3, 2006 Dundee Corporation owned a 100% interest in DundeeWealth BHC. We note that as a result of the “reorganization of DundeeWealth BHC” and as of December 31, 2006 Dundee Corporation's ownership of DundeeWealth BHC was through its 62% ownership interest in DundeeWealth. Your response letter dated February 20, 2009 states that you did not recognize the gain or loss that resulted from the consideration paid by the non-controlling shareholders of DundeeWealth. Your response to our prior comment 2 in our letter dated March 9, 2009 further states that the Company did not recognize a gain or loss on the disposition of the assets and liabilities of DundeeWealth BHC that were sold to the third party shareholders of DundeeWealth. Please provide us with a comprehensive explanation of these transactions and corresponding accounting. Your explanation should include the following:
•	Please tell us the type and amount of consideration paid by DundeeWealth and the non-controlling shareholders of DundeeWealth for the acquisition of 100% interest in DundeeWealth BHC;
•
Please tell us whether the consideration paid by the non-controlling shareholders of DundeeWealth implied a gain or loss and the amount of such gain or loss. You should tell us how you arrived at the implied gain or loss amount by telling us the amount of consideration received and carrying value. Further tell us how you have accounted for DundeeWeaIth's non-controlling shareholders’ acquisition of DundeeWealth BHC;

•	Please tell us the structure of the transactions, including whether they involved the issuance of new shares; and
•	Please tell us how you recorded the transactions. You should tell us the financial statement line items impacted and corresponding amounts by which they were impacted.

Company Response 2:
In connection with our response to the above comments, we have included an organization chart in Appendix A to this response letter that clearly demonstrates the relevant ownership interests in DundeeWealth BHC, both before and after acquisition by DundeeWealth Inc. (“DundeeWealth”).  Staff may recall from our previous discussion in July 2009, that we made specific reference to this organization chart, in order to facilitate our discussion of the accounting for this transaction.

In response to Staff’s specific questions listed above, our response is as follows:

•
DundeeWealth paid aggregate cash consideration of $126.3 million for the acquisition of 100% of the outstanding shares of DundeeWealth BHC from Dundee Corporation.  The cash amount paid by DundeeWealth represented the full amount of the purchase price, and no additional consideration was paid to Dundee Corporation in respect of this transaction.

•
Immediately prior to the acquisition, and as demonstrated in the organization chart, DundeeWealth BHC was a 100% directly-owned subsidiary of Dundee Corporation.  Furthermore, at the time of the acquisition, approximately 82.6% of the voting interest in Dundee Corporation was held by Mr. Ned Goodman (69.4%) and by Jodamada Corporation (13.2%), a corporation controlled by the four adult children of Mr. Goodman.  Therefore, DundeeWealth BHC was indirectly controlled (82.6%) by the shareholder group consisting of Mr. Goodman and Jodamada Corporation.

•
As of the date of the acquisition, and to the best knowledge of the Company, there were no other individual shareholders, or groups of shareholders, holding more than a 5% voting interest in Dundee Corporation.

•
As demonstrated in the organization chart, Staff will also note that Dundee Corporation held 63.3% of the voting interest outstanding in DundeeWealth, and therefore indirectly, the shareholder group consisting of Mr. Goodman and Jodamada Corporation controlled 52.3% of the voting interest in DundeeWealth, calculated as 82.6% of 63.3% = 52.3%.

•
The Company therefore concluded that DundeeWealth’s acquisition of DundeeWealth BHC from Dundee Corporation should be accounted for as a transaction between entities under common control, pursuant to the guidance in EITF Issue No. 02-5, “Definition of “Common Control” in Relation to FASB Statement no. 141”.  Dundee Corporation and DundeeWealth were controlled by the shareholder group consisting of Mr. Goodman and Jodamada Corporation, through their ownership of more than 50% of the voting interest in each of these entities.

On the basis that the transaction represented a transfer of entities under common control, DundeeWealth initially recognized the net assets of DundeeWealth BHC at the carrying amounts of such net assets in the books of Dundee Corporation immediately prior to the transaction, on a continuity of interest basis, pursuant to the guidance in paragraph D11 of FAS 141, “Business Combinations”.

As a result of the application of continuity of interests accounting, the net equity of DundeeWealth was adjusted by an amount equal to the net assets of DundeeWealth BHC, as reflected in Dundee Corporation’s records immediately prior to the transaction.  The excess of the aggregate consideration paid by DundeeWealth for the acquisition of DundeeWealth BHC over the underlying net book value of the assets and liabilities acquired (as determined in the books of Dundee Corporation), was recorded by DundeeWealth as a further adjustment to shareholders’ equity.  DundeeWealth did not recognize a gain or loss, nor did it book an asset or liability in respect of this amount.

In connection with the transfer of DundeeWealth BHC to DundeeWealth, Dundee Corporation’s interest in the underlying net assets of DundeeWealth BHC was diluted from 100% to 63.3%.  In the fourth quarter of 2006, Dundee Corporation recorded the dilutive effect of this transaction, by an adjustment to the carrying value of non-controlling interest in DundeeWealth.

As previously confirmed to Staff, management has determined that there is no difference between US GAAP and Canadian GAAP in accounting for this transaction.

We believe the above discussion, when read in conjunction with the organization chart submitted as Appendix A to this letter appropriately reflects and more clearly explains to Staff the fact pattern that existed at the time of the acquisition and the resulting accounting treatment under US GAAP and Canadian GAAP.

Transactions Completed in 2007

Wealth Management

Disposition of Dundee Bank of Canada (“Dundee Bank”), page 22

SEC Comment 3:
We note your response to prior comment 2 in our letter dated March 9, 2009. In regards to the disposition of Dundee Bank of Canada, we have the following additional comments:
•
We note that pursuant to the operating agreement, DundeeWealth receives a fixed fee, calculated as 10 basis points of bank deposits existing at the time of the disposal and 17 basis points on any new deposits. Please provide us with a more robust explanation of how you determined that this agreement does not result in direct cash inflows pursuant to paragraph 6 of EITF 03-13. Please also tell us whether DundeeWealth received fees related to deposits in a similar manner from Dundee Bank of Canada prior to the sale;

•
We note that DundeeWealth may, through its distribution network of independent financial advisors, continue to distribute existing banking products and introduce new banking products under the brand name “Dundee Bank of Canada”. Please tell us the nature of these products, quantify any cash flows related to these products, and address how you considered DundeeWealth’s continued involvement with these products in your analysis that discontinued operations presentation is appropriate;

•
We note that DundeeWealth and the purchaser have formed a steering committee and operating committee. The purpose of these committees is to establish a governance structure with which to manage the relationship between DundeeWealth and the purchaser in respect of the agreement and to measure the performance of each party's obligation pursuant to the agreement. The committee also reviews certain operational protocols. All new products that the purchaser may want to launch under the brand name “Dundee Bank of Canada” are reviewed by the steering and operating committees. In light of DundeeWealth's involvement in these two committees, please tell us what consideration you gave as to whether DundeeWealth has significant continuing involvement. Refer to paragraphs 9 through 12 of EITF 03-13 and paragraph 42 of SFAS 144; and

•
Please consider expanding your disclosures regarding the terms of the operating agreement as well as the steering and operating committees. For example, you should consider disclosing the fixed fees that you received on existing deposits and on any new deposits as well as the length of the agreement.

Company Response 3:

White-label Services Agreement (the “Operating Agreement”) between DundeeWealth Inc. and Dundee Bank of Canada

Reference is made to paragraph 6 of EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations”, which states the following:

“The revenue-producing activities (cash inflows) of the component have been continued and therefore are considered direct cash flows if:
a.	Significant cash inflows are expected to be recognized by the ongoing entity as a result of a migration of revenues from the disposed component after the disposal transaction; or
b.
Significant cash inflows are expected to be received by the ongoing entity as a result of the continuation of activities between the ongoing entity and the disposed component after the disposal transaction.”

Paragraph 7 of EITF 03-13 further defines “migration of revenues” and “continuation of activities” and suggests that:
•
A migration of revenues would occur in situations where the ongoing entity, in this case DundeeWealth, would recognize revenues or costs that likely would have been generated by the disposed component, Dundee Bank of Canada, absent the disposal transaction; and that

•	A continuity of activities would occur if the ongoing entity continues any of the revenue-producing or cost generating activities through active involvement with the disposed component.
In both cases, the ongoing entity should consider if such continuing cash flows, whether through a migration of revenues or a continuation of activities, would be significant.  The determination of whether such amounts, if any, are significant is a matter of judgment.

In our response to prior comment 2 dated May 8, 2009, and specifically Item 1(b)(i) of our response, we stated that the cash inflows resulting from the Operating Agreement would not be received by DundeeWealth absent the disposal transaction.  DundeeWealth did not receive fixed fees related to deposits from the Dundee Bank of Canada prior to the disposition.  In fact, these fixed fees are a new revenue-producing activity and were established solely as part of the disposal transaction.

Prior to the disposal transaction, Dundee Bank of Canada generated normal banking revenues, predominantly interest income, through the direct offering (excluding distribution) of banking products such as guaranteed investment certificates, insurance, high interest savings accounts, term deposits and residential and commercial mortgages.  DundeeWealth no longer creates or otherwise directly offers these items on its slate of investment products.

We therefore concluded that there was (i) no migration of existing revenues from Dundee Bank of Canada; and that (ii) there was no continuation of revenue-producing activities.

As additional information for Staff, these fees currently generate revenues of approximately $8 million annually, and represent less than 1.5% of total annualized revenue earned by DundeeWealth.

Distribution of Banking Products

Immediately prior to the disposal transaction, DundeeWealth operated in four separate and distinct businesses: (i) investment management; (ii) financial advisory; (iii) capital markets; and (iv) banking.

DundeeWealth’s financial advisory business is carried out by a network of generally independent financial advisors, through which a variety of wealth-generating products are distributed.  These wealth generating products are “manufactured” by a wide range of predominantly Canadian financial service providers such as the large Canadian banks, insurance companies, independent mutual fund managers and other financial product manufacturers.  Furthermore, the financial advisory business of DundeeWealth provides a distribution platform for a wide range of products including mutual funds, debt and equity securities, guaranteed investment certificates, insurance, and high interest savings accounts, amongst others.  The financial advisory division’s primary business is not the introduction of these products, but the distribution of products that the manufacturer has already introduced into the market place.

Distribution activities generate commission revenues.  These revenues are independent of the revenue stream expected from the underlying investment product. In fact, in many instances,

these commission revenues are paid directly by the client, in which case the commission revenue is entirely independent of the product provider.

As part of its distribution activities, the financial advisory segment of DundeeWealth may, and in fact does, distribute products offered by Dundee Bank of Canada.  However, the actual distribution is a separate business component of DundeeWealth and did not at the time, and does not currently, constitute part of banking operations.

The cash flows from distribution activities are unrelated to the underlying investment products being distributed and the Company does not believe that the distribution of these products constitutes a continuation of activities relating to the products provided by Dundee Bank of Canada.

Accordingly, the fees received by its financial advisory network from the distribution of products offered by Dundee Bank of Canada are not relevant to the Company’s analysis of discontinued operations. Moreover, revenues received by DundeeWealth’s financial advisory segment from the distribution of products offered by Dundee Bank of Canada is approximately $2 million on an gross annualized basis and is less than $300,000, after associated costs.

Involvement with Steering and Operating Committees

Given DundeeWealth’s participation in the Steering and Operating Committees, the Company considered paragraphs 9 through 12 of EITF 03-13 and paragraph 42 of SFAS 144 in its evaluation of whether DundeeWealth had significant continuing involvement with Dundee Bank of Canada.  The following factors were considered in management’s assessment.

(i)	DundeeWealth did not retain an equity interest in the disposed component.

(ii)
Given the contractual relationship that exists between DundeeWealth and the Dundee Bank of Canada, an evaluation of whether DundeeWealth can exert significant influence over the operating and financial policies of the disposed component was performed.

Management has determined that DundeeWealth does not have the ability to significantly influence the operating and financial policies of Dundee Bank of Canada for the following reasons:

(i)
DundeeWealth does not determine the types of products or the timing of the launch of these products.  This is determined directly by Dundee Bank of Canada, in its full discretion, although the Company may provide counsel to Dundee Bank of Canada as follows:

a.	DundeeWealth provides commentary in an advisory role and using the knowledge and experience of its distribution network, on the potential demand for proposed products; and
b.
DundeeWealth may comment on the impact new products may have on its systems and back office processing, which may impact the timing of decisions made by Dundee Bank of Canada in respect of new product launches.

(ii)	The determination of the retail pricing of a produced product rests solely with Dundee Bank of Canada, although DundeeWealth may provide comments in an advisory role.

(iii)	As part of its mandate, the Committees review the fees that will be paid to DundeeWealth for administrative services relating to any new products launched by Dundee Bank of Canada.

Management believes that this process is analogous to an outsourcing arrangement for back office services that a financial services company may negotiate with any third-party service provider.

DundeeWealth has therefore concluded that it does not have significant continuing involvement in Dundee Bank of Canada.

Disclosures

We believe that the Company’s limited involvement in the affairs of Dundee Bank of Canada, including the quantitative factors described above, demonstrate that the ongoing White Label arrangement with Dundee Bank of Canada is not material to the overall operating results of DundeeWealth.  We would therefore submit to Staff that the Company’s disclosures at the time of disposal were appropriate and in sufficient detail given the nature and significance of these arrangements.  Should modifications or enhancements to these arrangements change, and should these changes result in a material revenue stream for the Company, the Company recognizes that additional disclosure may be required.

Note 13. Corporate Debt, page 30

SEC Comment 4:
We note your response to prior comment 4 in our letter dated March 9, 2009. As previously requested, please tell us the accounting literature which supports your accounting for the 5.85% Exchangeable Unsecured Subordinated Debentures under both US and Canadian GAAP. Specifically, your response to prior comment 13 from our letter dated December 23, 2008 indicates that you account for the Exchangeable Debentures at amortized cost. However, your current response and your footnote disclosures indicate that the carrying value of the Exchangeable Debentures is determined as the potential value of the units deliverable pursuant to the exchange feature, net of unamortized costs. Identify the authoritative literature you relied on to record these debt securities at the potential value of the units deliverable.

Company Response 4:
The Company’s Canadian aggregate carrying value in the 5.85% Exchangeable Debentures is comprised of two parts:

o
The 5.85% Exchangeable Debentures, net of the amount deemed to be in respect of the embedded derivative, is recorded at amortized cost.  This is consistent with CICA Handbook section 3855, “Financial Instruments – Recognition and Measurement”, which guidance has been essentially harmonized with US GAAP; and

o
The embedded derivative relating to the exchange feature is separately measured and is added (or subtracted) from amortized cost, providing such addition or subtraction results in an amount that is in excess of the face value of the 5.85% Exchangeable Debentures. The embedded derivative is marked-to-market pursuant to the requirements of CICA Handbook section 3855, and is consistent with the requirements of FAS 133 “Accounting for Derivative Instruments and Hedge Activities”.  Note that at the time issued, the embedded derivative was determined to have a fair value of $nil.

At December 31, 2007, these two component parts were as follows:

At December 31, 2007, these two component parts were as follows:
Par value of 5.85% Exchangeable Debentures	$9,922,000
Less: unamortized issue costs	(430,366)
9,491,634
Fair value of embedded derivative:	1,317,354
$10,808,988

Amortized Cost
The 5.85% Exchangeable Debentures were issued at par.  Therefore, neither a discount nor premium factor into the determination of amortized cost.  However, the Company does amortize the associated issue costs over the term of the Exchangeable Debentures to June 2015.  To the extent of an exercise of the exchange feature, the amortization of issue costs is accelerated on a pro-rata basis.

Fair Value of Embedded Derivative
As previously indicated to Staff, the Company has determined that the fair value of the embedded derivate is equal to the difference between the par value of the underlying Exchangeable Debentures and the Company’s potential obligation to deliver Dundee REIT units on the exercise of the Exchange feature.  At December 31, 2007, the Company’s potential obligation pursuant to the settlement feature of the 5.85% Exchangeable Debentures was $11,239,354 and the par value, as previously noted, was $9,922,000.  Accordingly, the Company determined that the fair value of the embedded derivative was $1,317,354.

Furthermore, the Company acknowledges that it could have separately disclosed the amortized value of the 5.85% Exchangeable Debentures and the fair value of the embedded derivative, which in this particular case, would also be a liability.  However, it is Management’s belief that the total aggregate liability, as illustrated above, better reflects the Company’s potential aggregate obligation in respect of the 5.85% Exchangeable Debentures at that date.

Note 20. Income Taxes, page 38

SEC Comment 5:
Please consider expanding your disclosures to provide additional insight on how you determined it is more likely than not that you will realize your deferred tax assets with the exception of those for which you recorded a valuation allowance of $17.1 million. In this regard, please consider each of the following points in your disclosures:
•
Please consider expanding your discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets related to tax loss carryforwards. You should consider discussing the significant estimates and assumptions used in your analysis. You should also consider discussing how you determined the amount of the valuation allowance to record;

•	Please consider disclosing the amount of pre-tax income that you need to generate to realize the deferred tax assets;
•	Please consider including an explanation of the anticipated future trends included in your projections of future taxable income; and
•
Please consider disclosing that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Company Response 5:
The Company has reviewed the recommendations provided by Staff, which proposes enhancements to the Company’s current disclosure in respect of the determination of the realizability of its future income tax assets.

o
While the Company prepares projections of future taxable income, the Company does not rely exclusively on these projections to determine whether it is more likely than not that its deferred tax assets will be realized.  In fact, the Company’s assessment of the realizability of deferred tax assets relies primarily on certain tax strategies that could, in the event that current projections of taxable income are not met, provide alternate means for using tax loss carryforwards in a manner that will, more likely than not, provide realization of these future tax assets.

In determining whether the Company could rely on these tax strategies for the purpose of recording a future income tax asset, the Company considered the following:
o
The tax strategies were assessed and determined to be prudent and feasible.  For example, some of these tax strategies require substantial reorganization of subsidiaries, some of which may be registered entities and require regulatory approval before implementing.  The Company assessed the likelihood of obtaining such approvals as part of its assessment of the feasibility of these tax strategies.

o
The implementation of these tax strategies is not without considerable cost to the Company and could, in some circumstances, be a prohibitive factor in assessing implementation of a given strategy.  Hence, an estimate of such costs was included in the determination of the realizability of deferred tax assets.

o
As certain of the tax strategies considered by the Company relate to subsidiaries that are not wholly owned, the Company discussed the proposed tax strategies with management of the subsidiary companies and determined that management in each of the subsidiary companies intends to implement these tax strategies in the event that tax loss carryforwards are not utilized in the normal course.

The Company’s current note disclosure refers to the use of tax strategies in assessing the realizability of future income tax assets.  Under the circumstances, the Company does not believe that a quantitative analysis of positive and negative trends to taxable income, or significant estimates or assumptions made in such projections is relevant.

However, the Company will consider enhanced disclosure surrounding the determination of the valuation allowance recorded where the underlying tax issue is highly complex or uncertain. For information purposes, the valuation allowance at December 31, 2008 relates to (i) certain pre-acquisition losses, which may not be available to the Company to shelter future taxable income and (ii) a capital loss amount, which, under Canadian income tax requirements, may only be applied against capital gains.  The Company does not, in normal operations, generate capital gains and therefore, it may not be able to benefit from the capital loss, notwithstanding that the capital loss may be carried forward indefinitely.  The Company’s note disclosure already discusses the amount and nature of this capital loss.

o
Staff has requested that the Company consider disclosing the amount of pre-tax income that is needed in order to realize deferred tax assets.  The Company would suggest that this amount is already adequately disclosed in the footnotes to the financial statements, and in particular, the table that outlines the amounts and expiry dates of tax loss carryforwards.

o
As previously indicated, the Company does not believe a discussion of anticipated future trends in the projections of future taxable income is relevant in determining the realizability of future income tax assets as generating taxable income in the future is only one means of realizing the Company’s income tax assets.

o
The Company has been asked to consider disclosing that the deferred tax liabilities that it is relying on in assessing the realizability of future income tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.  The Company has undertaken a review of the financial disclosure of its industry peers and, to the extent appropriate, will consider enhancements in its future disclosure that is consistent with that of its industry peers.

Note 21. Net (Loss) Earnings per Share, page 40

SEC Comment 6:
We note that for 2007 your net earnings per share - basic for discontinued operations was $.22 and $.29 for net earnings per share - diluted for discontinued operations. This appears to indicate anti-dilution. Please address the appropriateness of this presentation for Canadian GAAP purposes and well as any impact for US GAAP purposes. In this regard, we note your response to prior comment 18 from our letter dated December 23, 2008 that there was no difference between the methods or number of shares used to determine the numerators and denominators of basic and diluted earnings per share under Canadian and US GAAP.

Company Response 6:

We recognize that the 2007 “net earnings per share – basic” for discontinued operations was $0.22 for Canadian GAAP purposes, and that “net earnings per share – diluted” for discontinued operations was $0.29, which appears to indicate anti-dilution.  Furthermore, we confirm that as previously indicated to Staff, there are no differences between the methods or number of shares used to determine the numerators and denominators of basic and diluted earnings per share under Canadian and US GAAP, other than the determination of income itself.  Under US GAAP, the amount reported as discontinued operations differs from the amount of discontinued operations under Canadian GAAP because of adjustments for the Company’s share of earnings from equity accounted investees and pre-operating expenditures.

CICA Handbook section 3500, “Earnings per Share”, paragraph 32 states the following:

“An enterprise that reports a discontinued operation or an extraordinary item in a period should use income before discontinued operations and extraordinary items, adjusted as described in paragraph 3500.09, as the “control number” in determining whether potential common shares are dilutive or anti-dilutive.  The same number of potential common shares used in computing the diluted per share amount for income before discontinued operations and extraordinary items should be used in computing all other reported diluted per share amounts, even if those amounts will be anti-dilutive relative to their corresponding basic per share amounts.”

On this basis, management used income before discontinued operations as the “control number”, and as such, included the impact of the potential common shares in the calculation of diluted earnings per share for discontinued operations, even though the impact was anti-dilutive relative to the corresponding basic per share amounts.

We further note that FAS 128, “Earnings per Share”, paragraph 15 provides similar guidance to CICA Handbook section 3500 paragraph 32. As a result, no US/Canadian GAAP differences were noted in this respect.

Note 29 – Differences Between Canadian and United States Generally Accepted Principles, page 59

SEC Comment 7:
We note your response to prior comment 3 in our letter dated March 9, 2009. You believe that the commissions paid by DundeeWealth are not unlike an investment in a revenue-generating productive asset. Pursuant to paragraph 3a of APB 29, productive assets are held for or used in the production of goods or services by the enterprise. Your deferred commission costs do not appear to be held for or used to generate management fees. Rather, these costs were incurred for the services of third-party financial advisors for their investment in one of the products you manage. Given that paragraphs 23 and 27 of SFAS 95 would generally imply that the costs of incurring revenues would be classified as operating activities, please revise your financial statements for US GAAP purposes in an amendment to your Form 40-F to reflect sales commissions incurred in cash flows from operating activities for all periods presented.

Company Response 7:
We have reviewed the definition of a productive asset as outlined by paragraph 3a of APB 29.  As further detailed below, and as discussed with Staff in July 2009, we respectfully submit that in Canada, the nature of the contract in respect of the payment of deferred sales commissions has resulted in the Company’s treatment of sales commissions as productive assets.  Management believes that these costs are more than costs incurred for the services of third-party financial advisors for their investment in one of the products that we manage.

In Canada, the terms of a contractual arrangement for deferred sales commissions is set out in the offering document that qualifies the distribution of an investment product to the public, which in the case of a mutual fund, is generally by prospectus.  While many of our industry counterparts in the United States also have commission arrangements on the distribution of mutual fund units, the terms of these contractual arrangements are not necessarily comparable to DundeeWealth’s arrangements.

Of specific relevance is the basis upon which the Company is to receive redemption fees on the retirement of a mutual fund unit.  We believe that this is most easily explained through a simple example:
o	We will assume that a client invests $100 into Mutual Fund A.
o	The fund manager of Mutual Fund A (“MgmtCo”) will pay a commission to the financial advisor of approximately $4 in respect of this investment.
o
In the event of the redemption of this investment, MgmtCo will be entitled to a redemption penalty, determined as a percentage of the fair value of the investment at the time of the redemption.  The percentage amount will decline over time. For purposes of this example, assume that the redemption fee is 5% if the units are redeemed within the first year, 4% if redeemed between the first and second anniversary date of the investment, 3% in the year thereafter etc.

o	In our simple example, assume that the investment grows by 30% in the first year of investment to $130 and then grows a further 10% in the second year to $143.
o	Assume that the investment is redeemed in the second year and is subject to a 4% redemption fee holdback.

Staff may be familiar with redemption fees payable by the client that are calculated and limited to the original cost of the purchase.  Under this scenario, the client would pay a 4% redemption fee based on the original cost of the investment or $100 x 4% = $4.00, regardless of the value of the funds when redeemed.  Management agrees with Staff that the cash outflows associated with this type of arrangement would be more appropriately classified as an operating activity as there is no additional benefit to be attained by MgmtCo and therefore, the expenditure does not meet the definition of a productive asset.

However, DundeeWealth’s commission strategy is structured differently.  In DundeeWealth’s case, the redemption fee determination is based on the fair value at the time of redemption.  Essentially, this means that DundeeWealth will earn a fee in respect of the growth in the investment (or suffer a loss if the fair value of the investment, at redemption, is below its original cost).  In our simple example, DundeeWealth would receive a redemption fee of $143 x 4% = $5.72.

Because of this element of growth, and the associated redemption fee that is payable on this growth, the Company believes that the payment of commissions is more than a “fee for service”.  Management views the payment of commissions as an investment from which the Company will earn both redemption fees and management fees throughout the life of the asset.

The Company’s classification of cash outflows associated with deferred sales commissions as investment activities is consistent with essentially all of its industry peers in Canada. The Company believes that the classification of these costs as investment activities in Canada, compared with the classification of these costs as operating activities in the United States, stems from a difference in the underlying contractual terms of these arrangements and not as a result of differences in GAAP requirements.

We note that Staff has specifically requested that the Company file an amended Form 40-F to reflect sales commissions incurred in cash flows from operating activities for all periods presented.  We would respectfully request that Staff reconsider its position, in light of the explanation and illustration provided.  We further provide that management will evaluate the line description provided in the statement of cash flows relating to sales commissions, and consider whether a more appropriate and descriptive reference is warranted, so as to communicate to investors the “precise nature” of these investing cash flows. For example, the Company may consider describing these cash outflows as an “investment in deferred sales commissions”.

SEC Comment 8:
We note your response to prior comment 7 in our letter dated March 9, 2009. The US GAAP stockholders' equity rollforward you provided begins with US GAAP stockholders' equity at December 31, 2006 and arrives at US GAAP stockholders' equity at December 31, 2007.  As both of these amounts are US GAAP, please further advise why the adoption of new Canadian accounting policies would be included in this rollforward.

Company Response 8:
We acknowledge and concur with Staff’s comment that a US GAAP stockholders’ equity roll forward would generally not be affected by the adoption of new Canadian accounting policies.

We refer Staff to our response to prior comment 7 outlined in Staff’s letter of March 2009.  In our  response, we indicated to Staff that in 2007, each of our equity accounted investees implemented the requirements of CICA Handbook Section 3855 – Financial Instruments, 3865 – Hedges, 1530 – Comprehensive Income and 3251 – Equity (collectively, the “new Canadian standards”).  These new Canadian standards resulted in certain implementation adjustments to the financial statements of our equity accounted subsidiaries, including adjustments to their opening retained earnings, and to the recognition of amounts in comprehensive income.

Under Canadian GAAP, the Company accounts for these investments on an equity basis and therefore, it was required to record its pro-rata share of these items through an adjustment to its own opening retained earnings and through its own comprehensive income.  For greater clarification, as the new Canadian standards were substantially harmonized with US GAAP, there would have been no adjustments required to the underlying results of the investee companies had the Company continued to account for these investments using the equity method under US GAAP.

However, as also discussed in our response, during 2007, the Company early-adopted FAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” and elected the fair value option in respect of its equity accounted investments for US GAAP purposes.

For administrative purposes, the adoption of FAS 159 was done in two incremental steps.  The US GAAP reconciliation begins with the Company’s Canadian GAAP statements.  Accordingly, we first recorded adjustments relating to equity accounting under Canadian GAAP, both to the income statement (resulting in the recognition of equity earnings from equity accounted investments) and to the statement of comprehensive income (which included our pro-rata share of other comprehensive income of our equity accounted investees as outlined above).  The Company then amended its Canadian GAAP based statements to account for the difference between the fair value of these equity accounted investments (in accordance with FAS 159) and the carrying value of these assets under Canadian GAAP.  While the aggregate amount of these adjustments should have been reported as adjustments relating to FAS 159, we erroneously reported these amounts to Staff in their two incremental amounts.

We believe that this error is best illustrated by an example.  Assume that on December 31, 2005, Dundee Corporation purchased a 25% investment in Equity Investment “A” for $350.  The fair value of Equity Accounted Investment at December 31, 2006 was $425.  For simplicity, assume that there were no earnings in 2006 and 2007. On January 1, 2007 and as a result of the implementation of the new Canadian standards, Equity Investment "A" records an adjustment to opening retained earnings of $60 and records a transition adjustment of $80 to other comprehensive income relating to fair value changes on available-for-sale securities that it holds.

Under Canadian GAAP, the Company would have recognized the following amounts on January 1, 2007:

Purchase price of 25% interest in Equity Investment "A"	$350
Other adjustments relating to adoption of new Canadian accounting policies:
Adjustment to opening retained earnings - 25% of $60	15
Adjustment to comprehensive income - 25% of $80	20
Carrying value under Canadian GAAP, January 1, 2007	$385

However, on implementation of FAS 159, the Company would have reversed the effects of equity accounting for US GAAP purposes and would have recorded an opening adjustment to its carrying value in Equity Investment “A” of $75 (the difference between the fair value of $425 at December 31, 2006 and its original cost).

The amounts should have been illustrated on the US GAAP rollover schedule as follows:

Accumulated
Other
	Retained		Comprehensive
	Earnings		Income	Total
US GAAP Balances, December 31, 2006		-	-		-
Adoption of new US accounting policies		-	75		75

Instead, the $75 adjustment was erroneously reported in its two component parts as illustrated below.

			Accumulated
			Other
	Retained		Comprehensive
	Earnings		Income	Total
US GAAP Balances, December 31, 2006		-	-		-
Adoption of new Canadian accounting policies		15	20		35
Adoption of new US accounting policies		(15)	55		40

SEC Comment 9:
We note your response to prior comment 8 in our letter dated March 9, 2009.  You believe that it was appropriate for Canadian and US GAAP purposes to recognize the ABCP other-than-temporary impairment provision in discontinued operations for the period prior to your sale of Dundee Bank of Canada.  However, we note that the ABCP investments were transferred to DundeeWealth prior to the sale of Dundee Bank of Canada and as such do not appear to be part of the “component of an entity” that was sold.  The fact that the ABCP investments were an integral part of the operations of Dundee Bank of Canada prior to their transfer to DundeeWealth does not appear to make those assets part of the “component of an entity” sold. In addition, the fact that the Company did not intend to use the ABCP investments for operational purposes does not appear to obviate the need to record their respective gains or losses in your continuing operation. These assets continue to be held by the Company and thus warrant inclusion in your results of continuing operations. Pursuant to paragraph 43 of SFAS 144, only the results of operations of the component that has been disposed of or is classified as held for sale shall be reported as discontinued operations. Given that the ABCP investments were not part of the operations which were discontinued, please revise your financial statements in an amendment to your Form 40-F to include the impairment provision in net (loss) earnings from continuing operations under US GAAP. Correspondingly, any income and expenses related to ABCP investments should also be included in net (loss) earnings from continuing operations under US GAAP.

Company Response 9:
We acknowledge Staff’s request to revise our previously filed financial statements in an amendment to our Form 40-F/A to include the impairment provision in respect of ABCP in net (loss) earnings from continuing operations under US GAAP.

However, pursuant to our telephone discussion with Staff in July 2009, the following response summarizes our remarks related to this issue, during which we commented in further detail on the facts and circumstances that resulted in management classifying this charge as a component of discontinued operations.

As indicated during the call, critical to our analysis is an understanding of the nature and purpose of the ABCP investments to Dundee Bank of Canada (or the “Bank”).

The Bank actively invested in ABCP throughout its operating history with an objective of developing a broadly diversified portfolio of loan assets that could potentially provide a better risk adjusted rate of return.  While in operation, these assets were an integral part of the banking segment as they were considered liquid assets that could be redeemed for cash at any time to meet potential demands for cash deposits from Bank customers.

It is important to note that the Bank’s portfolio of ABCP was not stagnant and changes were made to the portfolio to meet ongoing operational needs. These business requirements did not result in a “buy and hold” strategy. In fact, ABCP was acquired to meet increased bank deposit activity and ABCP was disposed of to meet liquidity requirements, as appropriate, or was otherwise held to maturity and then subsequently reinvested.  Staff will therefore appreciate that the Bank’s operating results prior to the disposal transaction included gains and losses, including mark-to-market gains and losses in respect of these investments throughout all operating periods.  The Bank’s operating results relating to its ongoing trading activity in ABCP was not limited to the final mark-to-market impairment adjustment, but was much more extensive and permeated throughout the organization.

In August 2007, the ABCP market collapsed and trading in these securities ceased.  The Office of the Superintendent of Financial Institutions of Canada (“OSFI”), the Canadian regulatory body having jurisdiction over the operations of the Bank, became concerned about the Bank’s liquidity and capital.  Concurrently, and as a reaction to events in the market, management of DundeeWealth became concerned that clients of Dundee Bank of Canada would become apprehensive about the safety of their deposits.  As a result of the concerns raised by OSFI, and in an attempt to halt any concerns of the clients of the Bank, DundeeWealth agreed to infuse additional capital in the Bank, and in exchange, it agreed to take over the Bank’s portfolio of ABCP.  Note that at the time of the exchange, the market for ABCP was already frozen and, in fact, the Bank had agreed to participate in the Montreal Accord and the associated stand-still provisions, which agreements were subsequently assigned to DundeeWealth.

Management does not believe that it would have been appropriate to exclude the other-than-temporary impairment recognized in the ABCP at the time the assets were still being held and managed as part of the banking segment from discontinued operations.

During the call, we made reference, by analogy, to a possible situation that may arise with respect to a more generic productive asset such as a “machine”. In our analogy, we ask that Staff consider a situation where a division of a business makes use of a machine to produce a product.  The machine is amortized over its estimated useful life and the amortization expense is included in the operating results of that division.  The division is subsequently disposed of, but the Company decides to redeploy the machine for use in another area of its manufacturing operation.  The machine is not disposed of.

It is our view that the cost and amortization associated with the machine prior to the disposal transaction would form part of discontinued operations, notwithstanding the fact that the Company has retained one of the machines.  We believe that a similar conclusion should be reached in respect of ABCP holdings, in that it is appropriate to classify the operating gains and losses incurred by the Bank as part of banking operations.

We also ask Staff to consider the following additional comments:

o
At the time the Company was preparing its third quarter financial statements in 2007, management recognized that there was a significant amount of concern and attention focused on issues surrounding ABCP. In particular, management recognized the judgment involved in assessing the appropriateness of applying discontinued operations to ABCP. Around the same time (during the third quarter of 2007), the Ontario Securities Commission (the “OSC”) issued a continuous disclosure comment letter to DundeeWealth (on matters unrelated to this issue).  Given the circumstances surrounding the freezing of the ABCP market and the disposal of Dundee Bank of Canada, DundeeWealth thought it was appropriate to submit its draft third quarter 2007 financial statements to the continuous disclosure review team at the OSC prior to the actual public release of its statements, and solicit their views on management’s proposed accounting treatment for this item. We discussed this specific issue with the staff at the OSC during a telephone call in November 2007.  Management of DundeeWealth provided the same discussion points outlined above.  At that time, and prior to the release of the financial statements, the OSC staff concurred with the position taken by the Company in respect of discontinued operations.

o
It is our view that Canadian and US GAAP are fundamentally similar with respect to discontinued operations.  The Company therefore believes that it would be inappropriate to identify this as a difference between Canadian and US GAAP, in our US GAAP reconciliation footnote for 2007.

Finally, the Company would ask that the Staff consider the limited benefits an amendment to our 2007 US GAAP reconciliation would provide to investors.  The Company notes that net income and shareholders’ equity on a US GAAP basis will not change, as a result of an amendment.

Exhibit 99.3

Consolidated Results of Operations, page 5

SEC Comment 10:
We note the disclosures that you have provided regarding the $385.3 million in aggregate adjustments against your investments. Approximately $114.2 million of these adjustments were in respect of your equity-accounted investments, $213.8 million related to DundeeWealth's portfolio of asset backed commercial paper and collateralized loan obligations, and $57.3 million related to other investments in your portfolio of available-for-sale securities. We urge you to continue to consider what additional quantitative disclosures can be provided to convey to investors the current and ongoing risks related to your revenues and operating results, recoverability of  your assets, as well as the risk that additional charges may need to be recorded. We note the disclosures provided beginning on page 45 of Exhibit 99.2. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, please consider the following:
•
Please consider what additional disclosures can be provided to help investors better understand how you arrived at these adjustment amounts recorded during the year ended December 31, 2008, including the significant estimates and assumptions used to arrive at these adjustment amounts and whether reasonably likely changes in these estimates and assumptions could lead to additional charges; and

•
Please consider addressing the current and ongoing risks that you face in regards to your real estate business in the geographic markets you serve due to recent economic developments in the real estate industry. Specifically, address the impact these developments could have on your results of operations and liquidity, including risks related to the recoverability of your real estate assets.

Company Response 10:

We acknowledge Staff’s request to consider additional disclosures to help investors better understand how the Company arrived at the adjustments to our investments including significant estimates and assumptions used to arrive at these adjustment amounts and whether reasonably likely changes in these estimates and assumptions could lead to additional charges. However, as evidenced by the credit crisis in the latter part of 2008, it is not always possible to identify the impact of changes in key indicators to the results of operations when the Company is required to report amounts on a marked-to-market basis.  These mark-to-market adjustments are, to a large extent, beyond the control of management.  Accordingly, we believe that the disclosure that we have currently provided is adequate as further detailed below.

Our response is provided by “type” of investment.

Equity-accounted investments

During 2008, the Company recorded an other-than-temporary impairment of $114.2 million adjustment against the carrying value of the Company’s equity-accounted investments.  In determining other-than-temporary impairment, management initially performed an assessment of  equity-accounted investments with declines in fair values below carrying values. The Company then considered whether the decline was prolonged or severe. Generally, the more prolonged or severe a decline in fair value, the more likely other-than-temporary impairment has occurred, unless there is persuasive evidence that there is an expectation of recovery in the foreseeable future. Management also considered other factors such as going concern disclosures in the underlying entity’s financial statements, fair value assessments of the underlying net assets to the investment, liquidity issues of the underlying entity, recent debt or equity issuances by the entity and increases/decreases in fair values subsequent to year end.

Disclosures of the Company’s assessment of other-than-temporary impairment in its equity-accounted investments include the following:
o	Page 7 of Exhibit 99.3 (the “2008 MD&A”) disclosed how the market value of the equity-accounted investments were determined and why an other-than-temporary impairment was recorded.
o
Page 41 of the 2008 MD&A disclosed that the Company reviewed its equity-accounted investments for other-than-temporary impairment and cautioned investors that different assumptions could result in changes to the recorded amounts.

o
Page 14 of Exhibit 99.2 (the “2008 financial statements”) disclosed the Company’s accounting policy for determining whether an equity-accounted investment has sustained a decline in fair value that is other-than-temporary.

o	Page 26 of the 2008 financial statements disclosed the assessment the Company made in determining the $114.2 million other-than-temporary adjustment.

Asset-backed Commercial Paper (“ABCP”) and Collateralized Loan Obligations (“CLOs”)

The Company has included extensive disclosure in respect of the valuation methodology that it applies to determine the fair value of ABCP and CLOs.  In addition to the disclosures provided on page 45 of the 2008 financial statements, the Company has also included the following disclosures relating to its ABCP and CLO investments.

o	Page 40 of the 2008 financial statements provides details surrounding DundeeWealth’s approach to estimating fair value of the ABCP.
o	Pages 41 and 42 of the 2008 financial statements discloses sensitivities of the ABCP and CLO investments to reasonably possible changes in fair value.
o
Pages 12 and 13 of the 2008 MD&A discusses the Company’s exposure to its ABCP investments and details the Company’s analysis of why it determined that a fair value adjustment was required for the ABCP investments.

o	Pages 14 of the 2008 MD&A discusses the Company’s exposure to CLO investments and details the factors used to determine the fair value adjustment for the CLO investments.
o
Pages 40 and 41 of the 2008 MD&A discusses how the Company estimated fair value for its ABCP and CLO investments and how it determined that an impairment existed. The disclosures also caution investors that different assumptions could result in changes to the recorded amounts in the financial statements.

Other Available-for-Sale Securities

The determination of fair value related to a significant portion of our portfolio of available-for-sale (“AFS”) securities was based on market values, which are impacted by general market conditions and may be subject to factors beyond our control. The Company has included the following disclosures regarding its other portfolio investments.

o
Page 40 of the 2008 MD&A details how the Company determined fair value for its AFS securities and cautions investors that the fair value adjustments are based on judgment, and that imprecision in determining any of the factors that may drive fair value may affect the amounts recorded.

o
Page 41 of the 2008 MD&A discloses how the Company determines whether an AFS security is impaired and if the decline in fair value is other-than-temporary. Our disclosure lists factors considered in such an assessment: (i) significant financial difficulty of the investment or its underlying collateral; (ii) breach in the terms and conditions of the security such as a default on interest or principal payments; (iii) granting of a concession to the issuer that would not otherwise be considered; (iv) disappearance of an active market for  the underlying security where one formerly existed and (v) the severity and/or longevity of the decline in fair value.

o	Pages 41 and 42 of the 2008 financial statements discloses sensitivities of these investments to reasonably possible changes in fair value.

While management will continue to evaluate and improve upon its existing disclosures, it believes that its current disclosures relating to its equity-accounted investments, the ABCP and CLO investments and other portfolio investments is appropriate and sufficient.

Real Estate Assets

By way of background, Dundee Realty Corporation (“Dundee Realty”), our real-estate operating subsidiary, finances the ownership of its assets using equity, as well as housing advances and land mortgages, floating rate credit facilities, shareholder loans, conventional mortgage financing and term debt. Dundee Realty’s main geographic exposure is the land and housing markets primarily located in western Canada with a limited amount of exposure in the US market. The western Canadian operations have experienced a number of very profitable years. While the economic conditions in the latter part of 2008 had an impact, results of operations continued to be positive and the recoverability of real estate assets were not negatively affected.  Although credit is tighter in the current economic climate, the Canadian markets did not experience a decline of the same severity as experienced in the US. Therefore, Dundee Realty, while maintaining caution, does not anticipate any significant liquidity issues.

Dundee Realty’s primary source of financing is a revolving term credit facility available up to a formula based maximum not to exceed $150 million of which Dundee Realty had drawn $62.4 million with a further $33.3 million utilized in the form of letters of credit as at June 30, 2009.  The facility expires on November 30, 2009 and is secured by a general security agreement and a first charge against various land lots and parcels. Dundee Realty regularly forecasts its cash requirements and borrowing base under this facility and expects that the facility will meet short term financing requirements.  Dundee Realty has initiated informal discussions with the providers of the revolving term credit facility and expects that the facility will be renewed, however, given the uncertainty in the credit markets, Dundee Realty may be exposed to terms that are less favourable than under the current facility. Dundee Realty has $3 million of conventional mortgage financing provided by various lenders that matures during the remainder of 2009, which it expects to refinance but may be exposed to terms on renewal that are less favourable than current terms.  Dundee Realty has $23 million in construction financing maturing in September 2009 related to a condominium development in Colorado which it expects to renew, albeit at a lower amount and a higher interest rate.

The Company will consider enhanced disclosures in its future filings to address the impact of economic developments in the real estate industry and the impact it may have on results of operations and liquidity, as deemed appropriate.

Accounting Policies and Estimates

Goodwill and Other Intangible Asset Impairment, page 42

SEC Comment 11:
Please consider further expanding your disclosures to address the following:
•	Please consider disclosing the reporting unit level at which you test goodwill for impairment and your basis for that determination;
•
Please consider expanding the sensitivity analysis provided to show the impact of reasonably likely changes in each of your reporting units. Please also clarify how you determined which percentage change to disclose in your sensitivity analysis;

•	Please consider disclosing the difference between the estimated fair value and carrying value of each of your reporting units; and
•
Please also consider addressing your consideration of recurring losses in any of your reporting units.  In a corresponding manner, please also consider further expanding your disclosures regarding your impairment considerations for investment management contracts with an indefinite life.

Company Response 11:

Reporting Units and Basis of Determination

The Company has reviewed the guidance provided by paragraph 30 of FAS 142, “Goodwill and Other Intangible Assets” in order to assess the reporting unit at which goodwill should be tested for impairment.

The premise of paragraph 30 is that a Company’s operating segments generally constitute a reporting unit, unless one level below an operating segment constitutes a component.  In the Company’s case, it has four operating segments.  However, only one of its operating segments includes amounts in respect of goodwill, specifically, the wealth management segment.

A component of an operating segment may be a reporting unit if the component constitutes a business for which discrete financial information is available and management of the segment regularly reviews the operating results of that component.  The Company has determined that its wealth management business has two components that correspond to the operating segments reported by DundeeWealth, namely, its investment management segment and its brokerage (distribution) segment.  Each of these business segments prepare discrete financial information and the results of operations of each of these business segments is reviewed by management.

Goodwill impairment testing was completed at the DundeeWealth component business level.  The Company will include disclosure of the reporting unit level at which goodwill is tested for impairment in its future filings.

Sensitivity Analysis

Page 42 of the Company’s 2008 MD&A includes a sensitivity analysis for the impact of reasonably likely changes in the underlying assumptions used to assess impairment in Goodwill per reporting unit.  An excerpt of the disclosures provided is below:

“A 3% decrease to our estimates of cash flows, or a 3% increase in the discount rate would not change our assessment of impairment of goodwill in DundeeWealth’s investment management operations. While our assessment of goodwill in DundeeWealth’s brokerage business is able to sustain a 3% decrease in revenue growth, it would not be able to sustain a 1% change in the weighted average cost of capital and a further assessment would have to be completed in order to determine impairment in the carrying value of goodwill.”

The Company determined that a 3% change in any of the key assumptions used in assessing goodwill would be a reasonably likely change and prepared its sensitivity analysis on this basis.  However, in the case of brokerage operations, a 3% adverse change in the weighted average cost of capital would trigger the benchmarks set by the Company in assessing impairment and further analysis would be required.  The Company did not intend to suggest that a 1% change was a reasonably expected change in the weighted average cost of capital.  Rather, the Company’s intent was to alert the reader of the statements to the sensitivity that such a small change could have on the operating results of the Company.

Disclosing Fair Values

Staff has requested that the Company consider disclosure of the difference between the estimated fair value of its reporting units and the carrying values thereof.  The Company respectfully submits to Staff that such disclosure is inappropriate and, in fact, may place the Company, or subsidiaries of the Company, at a competitive disadvantage.  Fair value, for purposes of goodwill impairment, is generally conservative and may not be reflective of the fair value that may be exchanged on the disposition of a business segment.

Recurring Losses in Reporting Units

The Company notes that the brokerage segment of DundeeWealth has experienced recurring losses in recent years.  The Company believes that there are several factors that have contributed to these results, including tightening credit spreads and the global recession experienced in the latter part of

2008.  In prior years, the operating results of this business segment were adversely affected by significant integration efforts resulting subsequent to large business acquisitions. The Company’s projections were cognizant of these losses and assessment of future earnings were appropriately adjusted to reflect historic trends.  However, the Company believes that the historic results are not necessarily reflective of the earnings ability of the brokerage segment, especially in light of recent structural changes and efficiency initiatives as outlined in the 2008 MD&A.  The Company will review its reporting in respect of this business segment and will address the issue of recurring losses, as may be appropriate.

Impairment Considerations for Investment Management Contracts with an Indefinite Life

Management believes that its disclosures regarding the impairment considerations on page 43 of the 2008 MD&A are adequate and provide sensitivities for the most reasonably likely changes in assumptions.  As with goodwill, the Company does not believe that disclosure of the fair value as determined for impairment testing is necessarily reflective of the fair value that would be exchanged in a business combination and therefore submits that disclosing the fair value of its investment management contracts is not appropriate.

We are available to discuss these issues or provide any further clarification that may assist the Commission in completing its review.  Please feel free to contact us, at your convenience, at the telephone number listed below.

Sincerely,
DUNDEE CORPORATION

/s/ Lucie Presot

Lucie Presot
Vice President and
Chief Financial Officer
Phone: (416) 365-5157

cc:           Ms. Nudrat Salik, Staff Accountant
Ms. Jeanne Baker, Assistant Chief Accountant
Ms. Era Anagnosti, Staff Attorney
Ms. Brigitte Lippmann, Attorney
United States Securities and Exchange Commission

*Jodamada Corporation, a private company owned by the adult children of Ned Goodman.